# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WK Kellogg Co, CIK 0001959348
CUSIP: 92942W107
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: ONE KELLOGG SQUARE, BATTLE CREEK, Michigan (MI), 49017
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-028394
Filed by CIK 0001197921

## Reporting persons
- W.K. KELLOGG FOUNDATION TRUST: type of reporting person: other (OO); citizenship or place of organization: Michigan (MI); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,505,159; sole dispositive power 0; shared dispositive power 13,505,159; aggregate amount beneficially owned 13,505,159 (15.7% of the class)
- W.K. KELLOGG FOUNDATION: type of reporting person: corporation (CO); citizenship or place of organization: Michigan (MI); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,505,159; sole dispositive power 0; shared dispositive power 13,505,159; aggregate amount beneficially owned 13,505,159 (15.7% of the class)

## Item 1. Issuer
Name of issuer: WK Kellogg Co
Address of issuer's principal executive offices: One Kellogg Square Battle Creek, Michigan 49016-3599

## Item 2. Person Filing
Name of person filing:
W.K. Kellogg Foundation Trust
W.K. Kellogg Foundation

This Schedule 13G is being filed as Amendment No. 1 to the Schedule 13G dated February 8, 2024 filed by the W.K. Kellogg Foundation Trust (the "Trust") on behalf of itself and W.K. Kellogg Foundation (the "Foundation"), as sole beneficiary of the Trust, with respect to shares of common stock, $.0001 par value per share, of WK Kellogg Co (the "Shares"). Steven A. Cahillane, La June Montgomery Tabron, Richard M. Tsoumas and The Northern Trust Company are the trustees of the Trust.

Under the agreement governing the Trust, if a majority of the trustees of the Trust cannot agree on how to vote the Shares, the Foundation has the power to direct the voting of such stock. In addition, the Foundation has the power to approve successor trustees and to remove trustees of the Trust, subject to certain limitations. As such, the Foundation may be deemed to beneficially own the Shares held in the Trust for purposes of Section 13(d) of the Act.

The Shares reported herein were acquired by the Trust on October 2, 2023 in connection with the spin-off of WK Kellogg Co by Kellanova (formerly known as Kellogg Company), whereby Kellanova made a pro rata distribution of WK Kellogg Co Shares to the Kellanova stockholders.

This Amendment No. 1 also amends the original Schedule 13G filed on February 8, 2024 which inadvertently overreported the number of Shares beneficially owned as of December 31, 2023. As of December 31, 2023 and December 31, 2024, the Trust and the Foundation beneficially owned 13,505,159 Shares.
Address of principal business office or, if none, residence:
Person Filing
W.K. Kellogg Foundation Trust:
Address
One Michigan Avenue East
Battle Creek, MI 49017-4058

Person Filing
W.K. Kellogg Foundation:
Address
One Michigan Avenue East
Battle Creek, MI 49017-4058
Citizenship:
W.K. Kellogg Foundation Trust: -A Michigan Trust
W.K. Kellogg Foundation: -A Michigan Nonprofit Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2024, the Trust and the Foundation beneficially own 13,505,159 Shares, or 15.7% of the Shares outstanding based on 86,125,244 Shares outstanding as of November 1, 2024 as reported in the Quarterly Report on Form 10-Q filed by WK Kellogg Co with the Securities and Exchange Commission on November 7, 2024.
Percent of class: See each cover page hereof.
Sole power to vote or to direct the vote: See each cover page hereof.
Shared power to vote or to direct the vote: See each cover page hereof.
Sole power to dispose or to direct the disposition: See each cover page hereof.
Shared power to dispose or to direct the disposition: See each cover page hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- W.K. KELLOGG FOUNDATION TRUST: /s/ Amy Cunningham, Amy Cunningham, Senior Vice President, the Northern Trust Company, as corporate trustee (02/13/2025)
- W.K. KELLOGG FOUNDATION: /s/ Kahlil C. Williams, Kahlil C. Williams, General Counsel (02/13/2025)